Filed Pursuant To Rule 424(b)(3)
                                                 Registration No. 333-41214

                           PROSPECTUS SUPPLEMENT NO 2
                      (TO PROSPECTUS DATED AUGUST 8, 2000)

                                  GameCom, Inc.

             440 North Center, Arlington, Texas 76011 (817) 265-0440

                 The Resale of 34,163,470 Shares of Common Stock

This prospectus relates to the resale by the selling shareholders of up to 34,163,470 shares of common stock.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated August 8, 2000 and the supplement to that prospectus dated September 21, 2000.

Global VR

On January 10, 2001 GameCom announced that it has signed a letter of intent to acquire Global VR, Inc. Global VR manufactures and markets virtual reality game platforms and sports simulators. Virtual reality systems create a computer-simulated environment and allow the user to sense and manipulate virtual objects in that environment much as he would real objects. This interaction gives the participant the feeling of being immersed in the simulated world. VR simulations use special interface devices to transmit the sights, sounds, and sensations of the simulated world to the user. These devices also record and send the movements of the participants to the simulated program, making the participant feel as if he is in control of the virtual environment. Global VR's game platforms are PC-based and can be reconfigured for new games at far less than the cost of producing an entirely new game platform when a new game is introduced. In addition to creating a virtual environment, these game platforms are internet-enabled so that players can compete with other players at remote locations. Their targeted market includes arcades, amusement parks, family entertainment centers, movie theaters, college entertainment centers, airports, bowling alleys, malls, sports bars and other locations where electronic games are often found.

Global VR's sports simulators are currently installed at several locations including Jillian's, Dave and Buster's, SEGA GameWorks, Cyberstation, Caesar's Palace, Sea World, and the Six Flags parks. Its "Home Run Derby" has been in Major League Baseball stadiums for several years.

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Proposed Agreement

Under the expected agreement, GameCom will acquire Global VR, Inc. in a stock-for-stock or merger transaction. Current shareholders of Global VR are expected to receive a substantial controlling interest in the combined companies in the transaction. The transaction will be accounted for as a purchase. The agreement will be subject to a number of conditions, including approval by GameCom shareholders. It is expected to close during the end of the first quarter or the beginning of the second quarter of 2001.

      The date of this prospectus supplement is January 26, 2000.